Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2021

BEIJING, December 10, 2021 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research, and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2021[1].

2021 First Half Highlights

•        Total net revenues were RMB192.9 million ($29.9 million) in the first half of 2021, representing a 132.4% increase from total net revenues of RMB83.0 million in the same period last year. Total net revenues included the net revenues from the network business of RMB128.7 million ($20.0 million) and the net revenues from the hospital business of RMB64.2 million ($9.9 million).

•        Gross profit was RMB2.4 million ($0.4 million) in the first half of 2021, compared to the gross loss of RMB3.5 million in the first half of 2020. The gross profit margin was 1.23% for the first half of 2021, compared to the gross loss margin of 4.2% for the same period last year.

•        Net loss attributable to ordinary shareholders in the first half of 2021 was RMB90.3 million ($14.0 million), compared to RMB128.8 million in the same period last year.

•        Basic and diluted loss per share for Class A and Class B ordinary shares[2] in the first half of 2021 were both RMB2.53 ($0.39), compared to RMB2.23, respectively, in the same period last year.

•        Non-GAAP net loss in the first half of 2021 was RMB163.0 million ($25.3 million), compared to non-GAAP net loss of RMB155.0 million in the same period last year. Non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2021 were both RMB2.46 ($0.38), compared to RMB2.15 in the same period last year.

•        Adjusted EBITDA[3] (non-GAAP) was negative RMB127.7 million ($19.8 million) in the first half of 2021, compared to negative RMB113.1 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “Our performance in the first half of 2021 is highlighted by very strong revenue growth across regions and business sections. These results represent a remarkable recovery from the impact of the pandemic on our business, demonstrating the resilience of our people, as well as their commitment to each other and our clients. We believe that the opening of our new hospital will continuously shift our income structure from network business to hospital business with higher income potential.”

“The Company's Guangzhou Concord Cancer Center (the “Guangzhou Hospital”) was officially opened in June 2021. We believe that this will expand the Company's income from hospital business.”

“The Company also officially opened an internet hospital in May 2021. The internet hospital aims to provide a series of cancer care services, ranging from cancer prevention to post-treatment recovery, on the Company’s online platforms. We believe that the internet hospital will expand the influence of the Company's brand among the prime target groups of patients.”

“We have cultivated our Cloud System Solutions business for our network business and recently-established internet hospital. Besides, the preparation of the proton therapy system at the Guangzhou Hospital is nearly competed, which is expected to be the only proton therapy system in the Southern China in the next few years. With the gradual operation of the proton center to the mature stage, we believe that the Company's revenue can be improved in the next few years.”

2021 First Half Financial Results

Network Business

Net revenues from the network business were RMB128.7 million ($20.0 million), representing a 241.4% increase from net revenues of RMB37.7 million in the first half of 2020, primarily attributable to the Company’s development of Cloud System Solutions of medical devices for its existing medical equipment and consumable sales services. With three centers closed in the first half of 2021, the Company operated a network of 24 centers in 18 cities in China as of June 30, 2021.

Cost of revenues of the network business was RMB95.7 million ($14.8 million), representing a 555.5% increase from RMB14.6 million in the first half of 2020, primarily attributable to the Company’s business expansion on consumable sales services.

Gross profit from the network business was RMB33.0 million ($5.1 million), representing a 42.9% increase from RMB23.1 million in the first half of 2020. The gross profit margin of the network business for the first half of 2021 was 25.6%, compared to the gross profit margin of 61.3% for the same period last year.

Selling expenses of the network business were RMB8.3 million ($1.3 million), representing a 57.2% decrease from RMB19.4 million in the first half of 2020. Selling expenses as a percentage of net revenues from the network business was 6.5% in the first half of 2021, compared to 51.5% in the first half of 2020. The decrease in selling expenses of the network business was mainly due to the decrease in staff cost and advertisement and promotion expenses.

General and administrative expenses of the network business were RMB72.3 million ($11.2 million), representing a 27.1% increase from RMB56.9 million in the first half of 2020. General and administrative expenses as a percentage of net revenues from the network business were 56.2% in the first half of 2021, compared to 150.9% in the same period last year.

Comparing to RMB3.9 million in the same period last year, capital expenditures decreased to RMB103.8 million ($16.1 million) in the first half of 2021, primarily for procuring equipment for network centers.

Accounts receivable were RMB73.7 million ($11.4 million) as of June 30, 2021, compared to RMB61.9 million as of December 31, 2020. The average period of sales outstanding for accounts receivable (also known as “Days Sales Outstanding”) was 219 days in the first half of 2021.

During the first half of 2021, the Company handled 4,230 patient treatment cases and 31,204 patient diagnostic cases, representing a 10.2% increase and a 22.9% decrease from the same period last year, respectively. The decreases in diagnostic and overall cases were mainly due to the influence of the COVID-19 pandemic.

Hospital Business

Net revenues from the hospital business were RMB64.2 million ($9.9 million) in the first half of 2021, representing a 41.7% increase from net revenues of RMB45.3 million in the first half of 2020, mainly because the Company’s operation of self-owned hospitals has gradually recovered from the adverse impact of the COVID-19 pandemic.

Cost of revenues of the hospital business in the first half of 2021 was RMB94.9 million ($14.7 million), representing a 32.2% increase from cost of revenues of RMB71.8 million in the first half of 2020, mainly because the labor cost increased for the preparation of the opening of Guangzhou Hospital, which has been in operation since June 2021.

Gross loss from the hospital business was RMB30.7 million ($4.8 million) in the first half of 2021, compared to RMB26.5 million in the same period last year. The gross loss margin of the hospital business for the first half of 2021 was 47.8%, compared to the gross loss margin of 58.5% for the same period last year.

Selling expenses of the hospital business were RMB5.4 million ($0.8 million) in the first half of 2021, representing an 100.0% increase from selling expenses of RMB2.7 million in the first half of 2020. Selling expenses as a percentage of net revenues from the hospital business was 8.3% in the first half of 2021, compared to 6.0% in the first half of 2020.

General and administrative expenses of the hospital business were RMB101.7 million ($15.7 million) in the first half of 2021, of which employee benefit expenses were RMB73.2 million ($11.3 million). In the same period of last year, general and administrative expenses of the hospital business were RMB77.5 million. The increase was mainly due to the increase in salary and rental fees for hospitals. General and administrative expenses as a percentage of net revenues from the hospital business was 158.5% in the first half of 2021, compared to 171.1% in the first half of 2020.

Comparing to RMB364.9 million in the first half of 2020, capital expenditures of the hospital were RMB310.6 million ($48.1 million) in the first half of 2021. The decrease was mainly related to the decrease in construction fees and medical equipment payment.

As of June 30, 2021, accounts receivable from hospital business were RMB12.5 million ($1.9 million), representing an 19.4% decrease] from accounts receivable of RMB15.5 million as of December 31, 2020. The number of Days Sales Outstanding was 76 days in the first half of 2021.

As of June 30, 2021, the Company had bank loans and other borrowings totaling RMB2.2 billion ($338.8 million).

Recent Developments

The Guangzhou Hospital commenced operation in June 2021. The Guangzhou Hospital is situated in Sino-Singapore Guangzhou Knowledge City (the “Knowledge City”), Guangzhou's newest modern development district. The Guangzhou Hospital provides high-quality diagnostic imaging and treatment services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Knowledge City. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, and PET-CT, have been installed in the Guangzhou Hospital. The Guangzhou Hospital will equip with the leading-edge image-guided ProBeam proton therapy system by Varian.

The Company’s internet hospital obtained the licence in April 2021 and commenced operation in May 2021. The internet hospital aims to provide a series of cancer care services, ranging from cancer prevention to post-treatment recovery, on the Company’s online platforms. Integrating the Company’s newly established internet hospital with its conventional network business, the Company has developed Cloud System Solutions business that aims to provide comprehensive services for its patients and hospital clients.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB6.4566 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2021.

[2] The Company adjusts for the accretion of mezzanine equity in the calculation of loss attributable to ordinary shareholders of the Company used in the loss per share for Class A and Class B ordinary shares calculation.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation, and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), net, loss on disposal of long-lived equipment, income from disposal of associate companies, and other income.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its cancer hospitals in Beijing, Shanghai and Guangzhou. As of June 30, 2021, the Company operated a network of 24 centers based in 18 hospitals, spanning over 18 cities across 12 provinces and administrative regions in China. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), net, loss on disposal of long-lived equipment, income from disposal of associate companies and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Bowen Guan

+86 10 5903 6688 (ext. 608)

bowen.guan@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets (in thousands)

	December 31,
	2020	June 30, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	334,264	246,650	38,201
Restricted cash, current portion	4,661	2,228	345
Accounts receivable	77,375	86,183	13,348
Prepayments and other current assets	213,043	223,455	34,609
Inventories	21,610	40,773	6,315
Net investments in direct financing leases, current portion	25,045	3,551	550
Total current assets	675,998	602,840	93,368
Non-current assets
Restricted cash, non-current portion	107,470	27,554	4,268
Property, plant and equipment, net	2,559,191	2,977,352	461,135
Right-of-use assets, net	639,967	632,171	97,911
Net investment in direct financing leases, non-current portion	13,720	6,207	961
Goodwill	213,656	498,312	77,179
Intangible assets, net	522,821	666,311	103,198
Deposits for non-current assets	247,837	233,149	36,110
Long-term investments	313,020	301,388	46,679
Other non-current assets	7,138	7,342	1,137
Prepayment for long term investment	33,720	91,259	14,134
Total non-current assets	4,658,540	5,441,045	842,712

Total assets	5,334,538	6,043,885	936,080
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	18,632	7,954	1,232
Accrued expenses and other liabilities	330,090	418,585	64,831
Income tax payable	858	834	129
Operating lease liabilities, current	13,661	19,181	2,971
Short-term bank and other borrowings	24,481	-	-
Long-term bank and other borrowings, current portion	124,395	106,998	16,572
Total current liabilities	512,117	553,552	85,735
Non-current liabilities
Long-term bank and other borrowings, non-current portion	1,968,048	2,080,586	322,242
Deferred tax liabilities	153,339	169,719	26,286
Operating lease liabilities, non-current	223,478	220,155	34,098
Other long-term liabilities	76,726	76,726	11,884
Total non-current liabilities	2,421,591	2,547,186	394,510
Total liabilities	2,933,708	3,100,738	480,245
Contingently redeemable noncontrolling interests	2,913,675	3,412,889	528,589
EQUITY
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	6
Treasury stock	(8)	(7)	(1)
Additional paid-in capital	1,840,026	1,872,953	290,083
Accumulated other comprehensive loss	(46,429)	(40,194)	(6,225)
Accumulated deficit	(2,456,649)	(2,788,050)	(431,814)
Total Concord Medical Services Holdings Limited shareholders' deficit	(662,955)	(955,193)	(147,941)
Noncontrolling interests	150,110	485,451	75,187

Total deficit	(512,845)	(469,742)	(72,754)

Total liabilities, mezzanine equity and deficit	5,334,538	6,043,885	936,080

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data)

	June 30, 2020	June 30, 2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	37,674	128,737	19,939
Hospital	45,337	64,150	9,936
Total net revenues	83,011	192,887	29,875
Cost of revenues:
Network	(14,644)	(95,652)	(14,815)
Hospital	(71,839)	(94,855)	(14,691)
Total cost of revenues	(86,483)	(190,507)	(29,506)

Gross (loss) / profit	(3,472)	2,380	369

Operating expenses:
Selling expenses	(22,095)	(13,665)	(2,116)
General and administrative expenses	(134,397)	(172,623)	(26,736)

Operating loss	(159,964)	(183,908)	(28,483)
Interest expense	(20,835)	(25,906)	(4,012)
Foreign exchange (loss) gain, net	(1,736)	18,489	2,864
(Loss) Income on disposal of long-lived equipment	(5)	-	-
Interest income (expense)	4,050	2551	395
Income from equity method investments	1,252	9,088	1,408
Other income (expense), net	4,958	2,662	412
Gain on disposal of an equity method investment	8,151	-	-

Loss before income tax	(164,129)	(177,024)	(27,416)
Income tax (expenses) benefit	(1,833)	5,331	826
Net loss	(165,962)	(171,693)	(26,590)

Net loss attributable to noncontrolling interests	(37,167)	(81,363)	(12,602)
Net loss attributable to Concord Medical Services Holdings Limited	(128,795)	(90,330)	(13,988)

Loss per share for Class A and Class B ordinary shares
Basic	(2.23)	(2.53)	(0.39)
Diluted	(2.23)	(2.53)	(0.39)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	130,241,995	131,053,858	131,053,858
Diluted	130,241,995	131,053,858	131,053,858
Other comprehensive loss, net of tax of nil
Foreign currency translation, net tax of nil	(6,867)	6,234	966
Total other comprehensive loss, net of tax	(6,867)	6,234	966
Comprehensive loss	(172,829)	(165,459)	(25,624)
Comprehensive loss attributable to noncontrolling interests	(37,167)	(81,363)	(12,602)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(135,662)	(84,096)	(13,022)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(in RMB thousands, except per share data unaudited)

	For the six months ended			For the six months ended
	June 30, 2020			June 30, 2021
			Non-			Non-
	GAAP		GAAP	GAAP		GAAP
	Measure	Adjustment	Measure	Measure	Adjustment	Measure
Operating loss	(159,964)	10,916	(149,048)	(183,908)	8,647	(175,261)
Net loss	(165,962)	10,916	(155,046)	(171,693)	8,647	(163,046)
Basic loss per share for Class A and Class B ordinary shares	(2.23)	0.08	(2.15)	(2.53)	0.07	(2.46)
Diluted loss per share for Class A and Class B ordinary shares	(2.23)	0.08	(2.15)	(2.53)	0.07	(2.46)

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2020	June 30, 2021
Net loss	(165,962)	(171,693)
Interest expenses, net	16,785	23,355
Income tax expenses / benefit	1,833	(5,331)
Depreciation and amortization	34,715	38,476
Share-based compensation	10,916	8,647
Other adjustments	(11,368)	(21,151)
Adjusted EBITDA	(113,081)	(127,697)
EBITDA margin	-136%	-66%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net loss plus interest expenses, net, income tax expenses (benefit), depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain(loss), net, loss on disposal of long-lived equipment, gain on disposal of an equity method investment and other income, net.